# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Integral Ad Science Holding Corp., CIK 0001842718
CUSIP: 45828L108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 12 East 49th Street, 20th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001663900

## Reporting persons
- SUNRIVER MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,822,914; sole dispositive power 0; shared dispositive power 8,822,914; aggregate amount beneficially owned 8,822,914 (5.3% of the class)
- RANDOLPH WILLETT COOK: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,822,914; sole dispositive power 0; shared dispositive power 8,822,914; aggregate amount beneficially owned 8,822,914 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Integral Ad Science Holding Corp.
Address of issuer's principal executive offices: 12 East 49th Street, 20th Floor, New York, NY 10017

## Item 2. Person Filing
Name of person filing:
Sunriver Management LLC
Randolph Willett Cook
Address of principal business office or, if none, residence:
Sunriver Management LLC
2 Sound View Drive, 2nd Floor
Greenwich, CT 06830

Randolph Willett Cook
2 Sound View Drive, 2nd Floor
Greenwich, CT 06830
Citizenship:
Sunriver Management LLC - Delaware
Randolph Willett Cook - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Sunriver Management LLC - 8,822,914
Randolph Willett Cook - 8,822,914
Percent of class:
Sunriver Management LLC - 5.3%
Randolph Willett Cook - 5.3%
Sole power to vote or to direct the vote:
Sunriver Management LLC - 0
Randolph Willett Cook - 0
Shared power to vote or to direct the vote:
Sunriver Management LLC - 8,822,914
Randolph Willett Cook - 8,822,914
Sole power to dispose or to direct the disposition:
Sunriver Management LLC - 0
Randolph Willett Cook - 0
Shared power to dispose or to direct the disposition:
Sunriver Management LLC - 8,822,914
Randolph Willett Cook - 8,822,914

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Sunriver Management LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, $0.001 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- SUNRIVER MANAGEMENT LLC: By: /s/ Randolph Willett Cook, Randolph Willett Cook, Managing Member (08/13/2025)
- RANDOLPH WILLETT COOK: By: /s/ Randolph Willett Cook, Randolph Willett Cook (08/13/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.